Exhibit 12.1

C&D TECHNOLOGIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands except ratio data)

	Year Ended January 31,					Three Months Ended April 30,
	2011	2010	2009	2008	2007	2011
Earnings
Loss before income taxes, noncontrolling interest and discontinued operations	$(68,764)	$(23,557)	$(15,457)	$(770)	$(16,522)	$(337)
Interest expense and amortization of debt costs	14,795	12,486	12,032	10,960	14,266	1,233
Interest portion of rent*	625	820	782	678	699	176

	$(53,344)	$(10,251)	$(2,644)	$10,868	$(1,557)	$1,072

Fixed Charges
Interest expense and amortization of debt costs	14,795	12,486	12,032	10,960	14,266	1,233
Interest portion of rent	625	820	782	678	699	176

	$15,420	$13,306	$12,814	$11,638	$14,965	$1,409

Ratio of earnings to fixed charges	x(1)	x(1)	x(1)	x(1)	x(1)	x(1)

*	The Company has determined the interest component of rent expense to be 0.30.
(1)	The ratio of earnings to fixed charges was less than 1:1 for the three months ended April 30, 2011. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $337 thousand of earnings in the quarter. The ratio of earnings to fixed charges was less than 1:1 for fiscal year 2011. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $68.8 million of earnings in fiscal 2011. The ratio of earnings to fixed charges was less than 1:1 for fiscal year 2010. In order to achieve a ratio of earnings to fixed charges of 1:1, we would have had to generate an additional $23.6 million of earnings in fiscal 2010. The ratio of earnings to fixed charges was less than l:1 for fiscal year 2009. In order to achieve a ratio of earnings to fixed charges of 1:1 we would have had to generate an additional $15.5 million of earnings in fiscal 2009. The ratio to fixed charges was less than 1:1 for fiscal year 2008. In order to achieve a ratio of earnings to fixed charges of 1:1 we would have had to generate an additional $0.8 million of earnings in fiscal year 2008. The ratio to fixed charges was less than 1:1 in fiscal year 2007. In order to achieve a ratio of earnings to fixed charges of 1:1 we would have had to generate an additional $16.5 million of earnings in fiscal 2007.